Room 4561

April 26, 2006

Mr. Steve Bajic
President
Goldrange Resources, Inc.
c/o Inc. Plan of Nevada
613 Saddle River Court
Henderson, Nevada 89015

Re: Goldrange Resources, Inc.
Amendment No. 2 to Registration Statement on Form SB-2 filed April 13, 2006
File No. 333-128165

Dear Mr. Bajic:

We have reviewed your amended filing and response letter and have the following comments.

Prospectus Cover Page

1.   We reissue comment 1 of our letter dated February 28, 2006. Please limit your cover page to one page. Your cover page contains excessively detailed information not otherwise required by Item 501 of Regulation S-B that is disclosed elsewhere in your prospectus or that can be expressed in simpler terms. In particular, we note your discussion of: your private placement; warrants issued in the private placement; how your selling shareholders intend to sell their shares; and how you intend to become traded on the OTC-BB. For additional guidance, please refer to Rule 421(d) of Regulation C.

Prospectus Summary

2.   As disclosed under your use of proceeds summary discussion, certain warrants exercisable for 2,050,000 shares of common stock have expired as of March 31, 2006. Please update your disclosure with respect to the expiration of such warrants.

Description of Business

Exploration History, page 35

3.   Please explain to us how you determined that the claims were exploited between 1936 and 1952. The report from the British Columbia Geological Survey mentions only 1954 and 1972 as production years.

Letter Agreement Concerning for Mineral Rights on Gold Creek Property, page 36

4.   If material, please disclose any payments or obligations owed to British Columbia in connection with exploiting the claims.

Joint Venture, page 37

5.   Your revised disclosure states that "the party with the largest single interest will be entitled to be Manager." It appears that you will be the party with the largest single interest at 60 percent if Navasota were to exercise their earn-back rights. Please clarify your disclosure to reflect this result and briefly discuss how such interest may change.

Executive Compensation, page 45

6.   Your revised disclosure states that Mr. Steve Bajic has been paid $3,000 per month since March 1, 2005. Please reconcile this statement with your prior statement that Mr. Bajic was paid a total of $2,000 from the date of incorporation through March 31, 2005.

Signatures

7.   Please have Messrs. Bajic and Hiner execute your next amendment. Please note that the necessary signatures for each amendment filed with respect to a registration statement must be currently dated.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Carlton Tartar at (202) 551-3387 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Bernard Pinsky, Esq.
        Clark Wilson LLP
        885 West Georgia Street, Suite 800
        Vancouver, British Columbia V6C 3H1
        Canada
        Telephone: (604) 687-5700
        Facsimile: (604) 687-6314